February 26, 2019

Aisha Reynolds
General Counsel & Corporate Secretary
CrossFirst Bankshares, Inc.
11440 Tomahawk Creek Parkway
Leawood, Kansas 66211

       Re: CrossFirst Bankshares, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 18, 2019
           CIK No. 0001458412

Dear Ms. Reynolds:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on January 18, 2019

Selected Historical Consolidated Financial and Operating Information Selected Ratios, page 14

1. Please revise the ratio of Non-GAAP core operating return on average common equity as of and for the year ended December 31, 2017 here and on page 18 under the title GAAP
       Reconciliation And Management Explanation Of Non-GAAP Financial Measures to be
       3.11%, or advise why the current presentation is correct.
 Aisha Reynolds
FirstName Bankshares, Inc. Reynolds
CrossFirst LastNameAisha
Comapany NameCrossFirst Bankshares, Inc.
February 26, 2019
February 26, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
Fraudulent activity could damage our reputation, disrupt our businesses, increase our costs and cause losses, page 33

2. Please revise to clarify whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so, and if material, please also quantify the amount by which such past fraudulent activities have increased your costs.
We face a risk of noncompliance and enforcement action with respect to the Bank Secrecy Act..., page 38

3. Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.
Use of Proceeds, page 48

4. We note your disclosure of intended uses for proceeds is limited to "general corporate purposes, including maintenance of required regulatory capital and to support our future growth." Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose, to the extent known. In this regard, consider disclosing the amount of proceeds that you plan to use for the identified purposes as well as any additional plans for growth or changes to lending practices. In this regard, we note you describe your growth strategies on pages 2-4 without indicating the extent to which they will be funded with offering proceeds. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. You may also reserve the right to change the use of proceeds as indicated in instruction 7 to Regulation S-K
         Item 504. Also please note: (1) where you have no current specific plan for a significant portion of the proceeds, Item 504 requires that your disclosure discuss the principal reasons for the offering, and (2) Instruction 6 to Item 504 requires additional disclosure regarding proceeds that may be used to finance acquisitions of other businesses. Refer to
         Item 504 of Regulation S-K and Instruction 7 to Item 504. Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion and Analysis of Financial Condition
Nonperforming Assets, page 71

5. As of the most recent reported period, please expand the disclosure to provide the information regarding interest income pursuant to instruction 2 of
Item III.C.1. of Guide
         III.
 Aisha Reynolds
CrossFirst Bankshares, Inc.
February 26, 2019
Page 3
Management
Board of Directors, page 124

6. Please revise your director biographies for Messrs. Brenneman, Jones and Stogner to clearly identify the time periods associated with their business experience over the past five years. Refer to Item 401(e) of Regulation S-K for guidance. Index to Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2: Securities , page F-17

7. Please expand the note to disclose the number of investment positions that are in an unrealized loss position pursuant to ASC 320-10-50-6 (b) 3.
Note 14: Equity Based Compensation, page F-31

8. Please expand the note to disclose the weighted-average period over which compensation cost related to nonvested awards not yet recognized are expected to be recognized pursuant to ASC 718-10-50-2 (i). In addition, please tell us why there is no deferred compensation expense recorded in the equity section for the unvested awards under the compensation plans.
Note 22: Stock Offering, page F-42

9. We note the disclosure of private placements and employee plans that allow certain individuals to purchase common shares. Please provide a reconciliation of the related shares issued and proceeds recorded/collected (excluding expenses) to the consolidated statement of stockholders' equity on page F-6 for the year ended December 31, 2017.
       You may contact Christina Harley at 202-551-3695 or John Nolan at 202-551-3492 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameAisha Reynolds                               Sincerely,
Comapany NameCrossFirst Bankshares, Inc.
                                                               Division of
Corporation Finance
February 26, 2019 Page 3                                       Office of
Financial Services
FirstName LastName